UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25
                        NOTIFICATION OF LATE FILING


(Check One) (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q
            ( )Form N-SAR


For Period Ended:   March 31, 1996
( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended:




Read Instructions (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

Stokely USA, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1055 Corporate Center Drive

Address of Principal Executive Office (Street and Number)

Oconomowoc, Wisconsin 53066

City, State and Zip Code









                                  Page 1
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     As discussed in the attached letter from the Registrant's Independent certified public accountants, Deloitte & Touche LLP, the audited financial statements for the fiscal year ended March 31, 1996, are not yet available. The Registrant does not believe it is prudent to file the other portions of the Form 10-K prior to the finalization and receipt of audited financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

          Stephen W. Theobald                (414)          569-3862
     -------------------------------------------------------------------
                (Name)                    (Area Code)   Telephone Number












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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                              X   Yes           No
                            -----         -----


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              X   Yes           No
                            -----         -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     See Attached Sheet.




                             Stokely USA, Inc.
                ------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 28, 1996            By: /s/ Stephen W. Theobald
                                     -----------------------------------
                                     Stephen W. Theobald, President and
                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION


Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.


2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.


3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

               RESPONSE TO PART III OF FORM 12b-25 NOTICE OF
                             STOKELY USA, INC.





June 28, 1996




Board of Directors
Stokely USA, Inc.

Gentlemen:

We have not completed our audit of the consolidated financial statements of Stokely USA, Inc. for the year ended March 31, 1996 and, therefore, are unable to furnish the required opinion on such consolidated financial statements as of and for the year ended March 31, 1996. Our audit of the financial statements referred to above has been delayed, at the request of management of Stokely USA, Inc., pending completion of negotiations relating to financing arrangements the Company is currently having with certain lending institutions.

Very truly yours,

Deloitte & Touche LLP

             RESPONSE TO PART IV (3) OF FORM 12b-25 NOTICE OF
                             STOKELY USA, INC.


          The financial statements contained in the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 will reflect a significant change in results of operations from the fiscal year ended March 31, 1995. For the fiscal year ended March 31, 1996, the Registrant reported a net loss of $28,821,000 versus net income of $570,000 for the fiscal year ended March 31, 1995. The decline in net earnings was primarily due to reduced margins and increased selling and promotional expense reflecting depressed market conditions. The current year results also include a previously announced fourth quarter nonrecurring charge of $12,500,000 relating to the Registrant's decision to exit from the frozen food business. Net sales for fiscal 1996 were $206,251,000 compared to $231,422,000 for fiscal 1995. The decline in sales was due primarily to a drop in frozen business sales coupled with reduced canned inventory availability due to reduced production in the midwest during the summer of 1995.




































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